VIA EDGAR
October 3, 2008
Michael L. Kosoff
Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street N.W., Room 5206
Washington, DC 20549

Re:	Principal Life Insurance Company Variable Life Separate Account
Principal Executive Variable Universal Life II (EVUL II)
Registration Statement on Form N-6, File Nos. 333-149215 and 811-05118

Pre-effective Amendment #1:
File # 333-149215 and No. 811-05118
Accession # 000950137-08-009514

Pre-effective Amendment #2:
File # 333-149215 and No. 811-05118
Accession # 000950137-08-012280
Dear Mr. Kosoff:
As we discussed yesterday, this letter is to confirm that pursuant to Rule 461, Principal Life Insurance Company and Princor Financial Services Corporation, as principal underwriter, request acceleration of the effective date of the registration statement for the Principal Executive Variable Universal Life II (referenced above) to October 3, 2008, or such later date as is reasonably practicable.
This letter also is our representation that the two changes referenced in Patrick. Kirchner’s correspondence with you dated September 12, 2008 will be included with the 497 filing immediately after the registration statement becomes effective.
We understand that the registrant is responsible for the accuracy and adequacy of the disclosures in the filing and that staff comments or our changes to the disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We thank you for your assistance with this filing.
Sincerely yours,

Principal Life Insurance Company	Princor Financial Services Corporation

By:	/s/ Patrick Kirchner	By:	/s/ Sarah J. Pitts
	Assistant General Counsel		Counsel